Filed with the Securities and Exchange Commission on December 2, 1996


                                1933 Act File Nos. 33-28516, 33-30268, 33-34922,
                                                   33-63623
                                1940 Act File No. 811-05808


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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
          (Pursuant to Section 13(e)(1) of the Securities Exchange Act
                                    of 1934)

                        AMENDMENT NO. 1 - FINAL AMENDMENT
                                       to

                         EATON VANCE PRIME RATE RESERVES
                                (Name of Issuer)


                         EATON VANCE PRIME RATE RESERVES
                      (Name of Person(s) Filing Statement)


                Shares of Beneficial Interest, Without Par Value
                         (Title of Class of Securities)


                                   277913 10 9
                      (CUSIP Number of Class of Securities)


                                 Alan R. Dynner
                             Eaton Vance Management
                                24 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 482-8260
           (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Person(s)
                                Filing Statement)

                                October 18, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                                  INTRODUCTION


         This Amendment No. 1 is the Final Amendment to the Issuer Tender Offer Statement on Schedule 13E-4 filed electronically on October 18, 1996 (Accession
No.: 0000940394-96-000292) by Eaton Vance Prime Rate Reserves (the "Trust") with the Securities and Exchange Commission with respect to the Trust's offer to purchase (the "Offer to Purchase") 9,000,000 shares of beneficial interest, without par value (the "Shares").


                           AMENDMENT TO SCHEDULE 13E-4


         Item 1 of the Schedule 13E-4 is hereby revised to read as follows:

         Item 1  Security and Issuer

                  The Offer terminated on November 15, at 12:00 a.m., Eastern time. $41,272,376.31 Shares were tendered in response to the Offer. All such Shares were accepted for purchase by the Trust at a price of $9.99 per share. Eaton Vance Distributors, Inc., the Trust's principal underwriter, tendered no shares pursuant to the Offer. No Shares tendered after the Expiration Date have or will be accepted for purchase by the Trust.

                                    SIGNATURE



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




December 2, 1996
-----------------------
(Date)



/s/ James B. Hawkes
-----------------------------------
James B. Hawkes, President of
Eaton Vance Prime Rate Reserves